PAGE 1
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                             FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          X

     Pre-Effective Amendment No.

     Post-Effective Amendment No.

                              and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT
OF 1940                                                          X

     Amendment No.

                  ACL VARIABLE ANNUITY ACCOUNT 1
___________________________________________________________________
                    (Exact Name of Registrant)

             American Centurion Life Assurance Company
___________________________________________________________________
                        (Name of Depositor)

  20 Madison Avenue Extension, Albany, NY 12203
  (Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code (612) 671-3678

  Mary Ellyn Minenko, IDS Tower 10, Minneapolis, MN 55440-0010
              (Name and Address of Agent for Service)

It is proposed that this filing will become effective: As soon as practicable.

DECLARATION REQUIRED BY RULE 24f-2(a)(1)

An indefinite number of shares of securities of the Registrant is being registered by this Registration Statement.

The Registrant hereby amends the Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

PAGE 2
                       CROSS REFERENCE SHEET

Cross reference sheet showing location in the prospectus and Statement of Additional Information of the information called for by the items enumerated in Part A and B of Form N-4.

Negative answers omitted from prospectus and Statement of Additional Information are so indicated.

          PART A                                 PART B

                                                        Section in
                  Section                               Statement of
  Item No.        in Prospectus            Item No.     Additional Information
    1               Cover page               15           Cover page

    2               Key terms                16           Table of contents

    3(a)            Expense summary          17(a)        NA
     (b)            The Annuity in brief       (b)        NA
                                               (c)        About American Centurion Life*
    4(a)            Condensed financial
                    information              18(a)        NA
     (b)            Performance information    (b)        NA
     (c)            Financial statements       (c)        Independent auditors
                                               (d)        NA
    5(a)            Cover page; About          (e)        NA
                    American Centurion Life    (f)        NA
     (b)            The variable account
     (c)            The funds                19(a)        Distribution of the contracts*
     (d)            Cover page; The funds                 About American Centurion Life*
     (e)            Voting rights              (b)        NA
     (f)            NA
     (g)            NA                       20(a)        Principal underwriter
                                               (b)        Principal underwriter
    6(a)            Charges                    (c)        NA
     (b)            Charges                    (d)        NA
     (c)            Charges
     (d)            NA                       21(a)        Performance information
     (e)            The funds                  (b)        Performance information
     (f)            NA
                                             22           Calculating Annuity Payouts
    7(a)            Buying your annuity;
                    Benefits in case of      23(a)        NA
                    death;                     (b)        NA
                    The annuity payout
                    period
     (b)            The variable account;
                    Making the most of your
                    annuity
     (c)            The funds; Charges
     (d)            Cover page

    8(a)            The annuity payout period
     (b)            Buying the annuity
     (c)            The annuity payout period
     (d)            The annuity payout period
     (e)            The annuity payout period
     (f)            The annuity payout period

    9(a)            Benefits in case of death
     (b)            Benefits in case of death

   10(a)            Buying your annuity;
                    Valuing your investment
     (b)            Valuing your investment
     (c)            Buying your annuity; Valuing
                    your investment
     (d)            About American Centurion Life

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PAGE 3
   11(a)            Surrendering your contract
     (b)            NA
     (c)            Surrendering your contract
     (d)            Buying your annuity
     (e)            The annuity in brief

   12(a)            Taxes
     (b)            Key terms
     (c)            NA

   13               NA

   14               Table of contents of the
                    Statement of Additional Information

*Designates section in the prospectus, which is hereby incorporated by reference in this Statement of Additional Information.

PAGE 4
Privileged Assets (registered trademark symbol) Select Annuity

Prospectus/date____________________

The Privileged Assets (registered trademark symbol) Select Annuity is a flexible premium deferred fixed/variable annuity contract offered by American Centurion Life Assurance Company (American Centurion Life), a subsidiary of IDS Life Insurance Company (IDS
Life), which is a subsidiary of American Express Financial Corporation. Purchase payments may be allocated among different accounts, providing variable and/or fixed returns. Through the subaccounts of the variable account, you can invest in mutual funds that are managed to meet a variety of investment objectives. The contract value will vary according to the investment performance of the funds you select. You bear the entire investment risk under the contract.

The annuity is available for non-qualified and certain qualified retirement plans. The annuity offers tax-deferred asset accumulation. This may be particularly attractive to investors in high federal and state tax brackets who have made maximum contributions to employer-sponsored retirement programs and IRAs.

The annuity has no front-end sales charge, nor does it have a redemption or surrender charge.

The Privileged Assets Select Annuity is designed to allow you to build up funds for retirement. When you need to access your money, such as at retirement, you may do so in several ways including the following: you may take a monthly fixed annuity payout for the lifetime of the annuitant(s) you have designated, or you may take a lump-sum or a fixed amount per month on the earnings on the annuity.

ACL Variable Annuity Account 1

Sold by:  American Centurion Life Assurance Company.
Service Office: 20 Madison Avenue Ext. Albany, NY 12203
Telephone: (518) 452-4150

THIS PROSPECTUS CONTAINS THE INFORMATION ABOUT THE VARIABLE
ACCOUNTS THAT YOU SHOULD KNOW BEFORE INVESTING. Refer to "The variable accounts" in this prospectus.

THE PROSPECTUS IS ACCOMPANIED OR PRECEDED BY THE FOLLOWING
PROSPECTUSES: THE RETIREMENT ANNUITY MUTUAL FUND PROSPECTUS (DESCRIBING IDS LIFE AGGRESSIVE GROWTH FUND, IDS LIFE INTERNATIONAL EQUITY FUND, IDS LIFE CAPITAL RESOURCE FUND, IDS LIFE MANAGED FUND, INC., IDS LIFE SPECIAL INCOME FUND, INC. AND IDS LIFE MONEYSHARE FUND, INC.) AND THE INVESCO VARIABLE INVESTMENT FUNDS, INC. PROSPECTUS (DESCRIBING INVESCO VIF-INDUSTRIAL INCOME PORTFOLIO). PLEASE KEEP THESE PROSPECTUSES FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES
COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR

PAGE 5
ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

AMERICAN CENTURION LIFE IS NOT A FINANCIAL INSTITUTION, AND THE SECURITIES IT OFFERS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY FINANCIAL INSTITUTION NOR ARE THEY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

A Statement of Additional Information (SAI) dated ________________ (incorporated by reference into this prospectus) has been filed with the Securities and Exchange Commission (SEC), and is available without charge by contacting American Centurion Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

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                             Contents

Key terms.....................................................
The Privileged Assets (registered trademark symbol)
   Select Annuity in brief....................................
Expense summary...............................................
Financial statements..........................................
Performance information.......................................
The variable account..........................................
The funds.....................................................
     IDS Life Aggressive Growth Fund..........................
     IDS Life International Equity Fund.......................
     IDS Life Capital Resource Fund...........................
     IDS Life Managed Fund....................................
     IDS Life Special Income Fund.............................
     IDS Life Moneyshare Fund.................................
     INVESCO VIF-Industrial Income Portfolio..................
The fixed account.............................................
Buying your annuity...........................................
     Setting the annuity start date...........................
     Beneficiary..............................................
     Minimum purchase payments................................
     Three ways to make purchase payments.....................
Charges.......................................................
     Contract administrative charge...........................
     Mortality and expense risk fee...........................
     Other information on charges.............................
Valuing your investment.......................................
     Number of units..........................................
     Accumulation unit value..................................
     Net investment factor....................................
     Factors that affect variable account
        accumulation units....................................
Making the most of your annuity...............................
     Automated dollar-cost averaging..........................
     Transferring money between accounts......................
     Transfer policies........................................
     Two ways to request a transfer or a surrender............
Surrendering your contract....................................
     Surrender policies.......................................
     Receiving payment when you request a surrender...........
Changing ownership............................................
Benefits in case of death.....................................
The annuity payout period.....................................
     Annuity payout plans.....................................
     Death after annuity payouts begin........................
Taxes.........................................................
Voting rights.................................................
Substitution of investments...................................
Distribution of the contracts.................................
About American Centurion Life.................................
Regular and special reports...................................
Table of contents of the Statement of Additional
   Information................................................

PAGE 7
Key terms

These terms can help you understand details about your annuity.

American Centurion Life - In this prospectus, "we," "us," "our" and "American Centurion Life" refer to American Centurion Life
Assurance Company.

Annuity - A contract purchased from an insurance company that offers tax-deferred growth of the contract owner's investment until earnings are withdrawn, and that can be tailored to meet the specific needs of the individual during retirement.

Accumulation unit - A measure of the value of each variable subaccount before annuity payouts begin.

Annuitant - The person on whose life or life expectancy the payouts are based.

Annuity payout - An amount paid at regular intervals under one of several plans available to the owner and/or any other payee. This amount is paid on a fixed basis.

Annuity start date - The date when annuity payouts are scheduled to begin. This date is established when you start your contract. As your financial goals change, you may change the annuity start date.

Beneficiary - The person designated to receive annuity benefits in case of the owner's or annuitant's death.

Close of business - When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Code - Internal Revenue Code of 1986, as amended.

Contract value - Your total purchase payments, plus investment return, less any contract administrative charges and prior withdrawals.

Contract year - A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account - An account to which you may allocate purchase payments. Amounts allocated to this account earn interest at rates that are declared periodically by American Centurion Life.

Mutual funds (funds) - Mutual funds or portfolios, each with a different investment objective. (See "The funds.") You may allocate your purchase payments into variable subaccounts investing in shares of any or all of these funds.

Owner (you, your) - The person who controls the annuity (decides on investment allocations, transfers, payout options, etc.) Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the annuity's benefits.
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PAGE 8

Purchase payments - Payments made to American Centurion Life for an annuity.

Qualified annuity - An annuity purchased for a retirement plan that is subject to applicable federal law and any rules of the plan itself. These plans include:

o Individual Retirement Annuities (IRAs), including rollovers from qualified plans
o  Simplified Employee Pension (SEP) Plans

All other annuities are considered nonqualified annuities.

Surrender value - The amount you are entitled to receive if you surrender your annuity. It is the contract value. No surrender charge will apply.

Valuation date - Any normal business day, Monday through Friday, that the NYSE is open. The value of each variable subaccount is calculated at the close of business on each valuation date.

Variable account - An account consisting of separate subaccounts to which you may allocate purchase payments; each invests in shares of one mutual fund. (See "The variable account.") The value of your investment in each variable subaccount changes with the performance of the particular fund.

The Privileged Assets (registered trademark symbol) Select Annuity in brief

Purpose: The Privileged Assets (registered trademark symbol) Select Annuity is designed to allow you to build up funds for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the annuity. Beginning at a specified future date (the annuity start date), the annuity provides lifetime or other forms of payouts to you or to anyone you designate.

Accounts: You may allocate your purchase payments among any or all of:

o variable subaccounts, each of which invests in a mutual fund with a particular investment objective. The value of each variable subaccount varies with the performance of the particular fund. Therefore, the contract value at the annuity start date may be more or less than the total of purchase payments allocated to the variable subaccounts. (p.)

o a fixed account, which earns interest at rates that are declared periodically by American Centurion Life. The guaranteed minimum interest rate is 3%. (p.)

Buying the annuity: You can purchase an annuity contract by submitting a complete application. Applications are subject to acceptance at our service office. You may buy a nonqualified annuity or a qualified annuity. Payment may be made either in a lump sum with the option of additional payments in the future or installments:
PAGE 9
o Minimum purchase payment - $2,000 ($1,000 for qualified annuities) unless you pay in installments by means of a bank authorization or under a group billing arrangement at a rate of $100/month or more or other payment plan acceptable to us.
o  Minimum additional payment - $100.
o Maximum first-year payment(s) - $50,000 to $1,000,000 depending on your age.
o  Maximum payment for each subsequent year - $50,000.  (p.)

Ten-day free look: You may return your contract for a refund within 10 days after you receive it. The portion of your first purchase payment allocated to the variable account must be invested initially in the IDS Life Moneyshare subaccount for the period we estimate or calculate your free look right to be in existence (generally 15 days after the contract date or 25 days if you are replacing an existing annuity).

If you choose not to keep your contract, return it to us within the free look period. The contract will be canceled and we will refund promptly the greater of (1) your purchase payment without investment earnings, or (2) your contract value plus any amount deducted from your payment prior to allocation to the variable account or the fixed account.

Transfers: Subject to certain restrictions you may re-allocate your money among accounts without charge at any time until annuity payouts begin. You may establish automated transfers among the fixed account and variable subaccount(s) and you may request a transfer by telephone. (p.)

Surrenders: You may surrender all or part of your contract value at any time before the annuity start date. You also may establish systematic surrenders. There is no surrender charge. Amounts you surrender may be taxable (and include a 10% penalty if surrenders are made prior to your reaching age 59 1/2); and have other tax consequences; also, certain restrictions apply. (p.)

Changing ownership: You may change ownership of a nonqualified annuity by written instruction. However, such changes of nonqualified annuities may have federal income tax consequences.
Certain restrictions apply concerning change of ownership of a qualified annuity. (p.)

Payment in case of death: If you or the annuitant dies before annuity payouts begin, we will pay the beneficiary the greater of the contract value or total purchase payments made less partial surrenders. (p.)

Annuity payouts: The contract value of your investment can be applied to an annuity payout plan that begins on the annuity start date. You may choose from a variety of plans to make sure that payouts continue as long as they are needed. If you purchased a qualified annuity, the payout schedule must meet requirements of the qualified plan. Payouts will be made on a fixed basis. (p.)

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PAGE 10
Taxes: Generally, your annuity grows tax-deferred until you surrender it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will still be taxed on the income if you are the owner. (p.)

Charges: Your Privileged Assets Select Annuity is subject to a $30 annual contract administrative charge, a 1% mortality and expense risk charge against the variable subaccounts. (p.)

Expense summary

The purpose of this summary is to help you understand the various costs and expenses associated with the Privileged Assets Select
Annuity.

You pay no sales charge when you purchase the Privileged Assets Select Annuity nor do you pay a surrender charge if you surrender your annuity. All costs that you bear directly or indirectly for the variable subaccounts and underlying mutual funds are shown below. Some expenses may vary as explained under "Contract charges."

Direct charge. This charge is deducted directly from the contract value.

Annual contract administrative charge: $30. If the total purchase payments (less partial surrenders) is at least $10,000, we will waive the charge.

Indirect charges. The variable account pays these expenses out of its assets. They are reflected in the variable subaccounts' daily accumulation unit value and are not charged directly to your account. They include:

Mortality and expense risk fee: 1% per year, deducted from the variable subaccounts as a percentage of the average daily net assets of the underlying fund.

Operating expenses of underlying mutual funds: management fees and other expenses deducted as a percentage of average net assets as follows:

                     IDS Life          IDS Life        IDS Life                  IDS Life
                    Aggressive      International      Capital      IDS Life      Special     IDS Life
                      Growth            Equity         Resource      Managed      Income     Moneyshare
  Management fees

  Other expenses

  Total

PAGE 11
                       INVESCO VIF
                       Industrial
                         Income

Management fees

Other expenses

Total

Example:* You would pay the following expenses on a $1,000 investment, assuming 5% annual return and surrender, no surrender or selection of an annuity payout plan at the end of each time period:

           IDS Life        IDS Life       IDS Life                  IDS Life
           Aggressive    International     Capital     IDS Life      Special      IDS Life
            Growth          Equity         Resource     Managed      Income      Moneyshare
  1 year    $ 20.15        $ 23.94         $ 20.15      $ 20.15      $ 20.15      $ 18.92

  3 years     62.28          73.72           62.28        62.28        62.28        58.55

  5 years    106.95         126.12          106.95       106.95       106.95       100.67

 10 years    230.85         269.56          230.85       230.85       230.85       217.99

              INVESCO VIF
              Industrial
                Income

 1 year         $ 22.41

 3 years          69.09

 5 years         118.39

10 years         254.04

This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

* In this example, the $30 annual contract administrative charge is approximated as a .286% charge based on our estimated average contract size. American Centurion Life has entered into certain arrangements under which it is compensated for the administrative services it provides to the funds.

Financial statements

To be filed by amendment.

Performance information

Performance information for the variable subaccounts may appear from time to time in advertisements or sales literature. In all cases, such information reflects the performance of a hypothetical investment in a particular account during a particular time period. Calculations are performed as follows:
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PAGE 12
Simple yield - IDS Life Moneyshare Subaccount: Income over a given seven-day period (not counting any change in the capital value of the investment) is annualized (multiplied by 52) by assuming that the same income is received for 52 weeks. This annual income is then stated as an annual percentage return on the investment.

Compound yield - IDS Life Moneyshare Subaccount: Calculated like simple yield, except that, when annualized, the income is assumed to be reinvested. Compounding of reinvested returns increases the yield as compared to a simple yield.

Yield - IDS Life Special Income Subaccount: Net investment income (income less expenses) per accumulation unit during a given 30-day period is divided by the value of the unit on the last day of the period. The result is converted to an annual percentage.

Average annual total return: Expressed as an average annual compounded rate of return of a hypothetical investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old). This figure reflects deduction of all applicable charges, including the contract administrative charge, and mortality and expense risk fee.

Aggregate total return: Represents the cumulative change in value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). The calculation assumes reinvestment of investment earnings and reflects deduction of all applicable charges, including the contract administrative charge and mortality and expense risk fee. Aggregate total return may be shown by means of schedules, charts or graphs.

Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the given time period. Such information is not intended to indicate future performance. Because advertised yields and total return figures include all charges attributable to the annuity, which has the effect of decreasing advertised performance, subaccount performance should not be compared to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine yield and total return for the subaccounts.)

If you would like additional information about actual performance, contact American Centurion Life.

The variable account

Purchase payments can be allocated to any or all of the subaccounts of the variable account that invest in shares of the following funds:

PAGE 13
                                                    Subaccount

IDS Life Aggressive Growth Fund                        DAG
IDS Life International Equity Fund                     DIE
IDS Life Capital Resource Fund                         DCR
IDS Life Managed Fund                                  DMG
IDS Life Special Income Fund                           DSI
IDS Life Moneyshare Fund                               DMS
INVESCO VIF - Industrial Income Portfolio              DII

Each variable subaccount meets the definition of a separate account under federal securities laws. Income, capital gains and capital losses of each subaccount are credited or charged to that account alone. No subaccount will be charged with liabilities of any other variable account or of our general business. The obligations arising under the contracts are general obligations of American Centurion Life.

The variable account was established under New York law and is registered as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC.

The funds

IDS Life Aggressive Growth Fund
Objective: capital appreciation. Invests primarily in common stock of small- and medium-size companies.

IDS Life International Equity Fund
Objective: capital appreciation. Invests primarily in common stock of foreign issuers and foreign securities convertible into common stock.

IDS Life Capital Resource Fund
Objective: capital appreciation. Invests primarily in U.S. common stocks listed on national securities exchanges and other securities convertible into common stock, diversified over many different companies in a variety of industries.

IDS Life Managed Fund
Objective: maximum total investment return. Invests primarily in U.S. common stocks listed on national securities exchanges, securities convertible into common stock, warrants, fixed income securities (primarily high-quality corporate bonds) and money market instruments.

IDS Life Special Income Fund
Objective: to provide a high level of current income while conserving the value of the investment for the longest time period. Invests primarily in high-quality, lower-risk corporate bonds issued by many different companies in a variety of industries, and in government bonds.

PAGE 14
IDS Life Moneyshare Fund
Objective: maximum current income consistent with liquidity and conservation of capital. Invests in high-quality money market securities with remaining maturities of 13 months or less. The fund also will maintain a dollar-weighted average portfolio maturity not exceeding 90 days. The fund attempts to maintain a constant net asset value of $1 per share.

INVESCO VIF - Industrial Income Portfolio
Objective: to seek the best possible current income while following sound investment practices with capital growth potential as a secondary consideration. Invests in securities providing a relatively high yield and stable return and which, over a period of years, also may provide capital appreciation.

All funds are available to serve as the underlying investment for variable annuities, and some funds are available to serve as the underlying investment for variable annuities and variable life insurance contracts. It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the available funds simultaneously. Although American Centurion Life and the funds do not currently foresee any such disadvantages either to variable annuity contract owners or to variable life insurance policy owners, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, the variable annuity contract holders would not bear any expenses associated with establishing separate funds.

The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each mutual fund intends to comply with these requirements.

The U.S. Treasury and the IRS have indicated they may provide additional guidance concerning how many variable subaccounts may be offered and how many exchanges among variable subaccounts may be allowed before the owner is considered to have investment control, and thus is currently taxed on income earned within variable subaccount assets. We do not know at this time what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, to ensure that the owner will not be subject to current taxation as the owner of the variable subaccount assets.

We intend to comply with all federal tax laws to ensure that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

IDS Life, IDS Tower 10, Minneapolis, MN 55440, is the investment manager for each of the IDS Life Funds. INVESCO Funds Group, Inc., Post Office Box 173706, Denver, CO 80217-3706, is the investment advisor for the INVESCO VIF - Industrial Income Portfolio. The investment managers for the funds cannot guarantee that the funds will meet their investment objectives. Please read the prospectuses for the funds for complete information on investment risks, deductions, expenses and other facts you should know before investing. They are available by contacting American Centurion Life at the address or telephone number on the front of this publication.

The fixed account

Purchase payments can also be allocated to the fixed account. The cash value of the fixed account increases as interest is credited to the account. Purchase payments and transfers to the fixed account become part of the general account of American Centurion Life, the company's main portfolio of investments. Interest is credited daily and compounded annually. We guarantee a minimum interest rate of 3%. We may declare the interest rates above the guaranteed rate from time to time.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 (1933 Act), nor is the fixed account registered as an investment company under the 1940 Act. Accordingly, neither the fixed account nor any interests in it are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the SEC has not reviewed the disclosures in this prospectus that relate to the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Buying your annuity

Our representative can help you prepare and submit your application. Alternatively, you may ask us for the forms and prepare them yourself. As the owner, you have all rights and may receive all benefits under the contract. Annuities cannot be owned in joint tenancy.

When you apply, you can select:
o  the account(s) in which you want to invest;
o  how you want to make purchase payments;
o the date you want to start receiving annuity payouts (the annuity start date); and
o  a beneficiary.

If your application is complete, we will process it and apply your purchase payment to your account(s) within two days after we receive it. If your application is accepted, we will send you a contract. If we cannot accept your application within five days, we will decline it and return your payment. We will credit additional purchase payments you make to an existing contract to your account(s) at the next close of business.
PAGE 16
Setting the annuity start date

Annuity payouts will be scheduled to begin on the annuity start date. This date can be aligned with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You can also change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities, the annuity start date must be:

o no earlier than the 60th day after the contract's effective date; and
o  no later than the annuitant's 85th birthday.

For qualified annuities, to avoid IRS penalty taxes, the annuity start date generally must be:

o  on or after the annuitant reaches age 59 1/2; and
o by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2.

If you are taking the minimum IRA distributions as required by the Code from another tax-qualified investment, or in the form of partial surrenders from this annuity, annuity payouts can start as late as, but not later than, the annuitant's 85th birthday.

Beneficiary

If death benefits become payable before the annuity start date, your named beneficiary will receive all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Payment in case of death" for more about beneficiaries.)

Minimum purchase payments

If single payment:
Nonqualified:      $2,000
Qualified:         $1,000

If installment payments:

$100 monthly; $50.00 biweekly

Installments must total at least $1,000 in the first year.*

*If you make no purchase payments for the most recent 36 months, and your previous payments total $1,000 or less, we have the right to give you 30 days' written notice and pay you the total value of your contract in a lump sum.

Minimum additional purchase payment(s):  $100

Maximum first-year payment(s):

PAGE 17
This maximum is based on your age or age of the annuitant (whomever is older) on the effective date of the contract.

Up to age 75           $1 million
76 to 85               $500,000

Maximum payment for each subsequent year:       $50,000**

**These limits apply in total to all American Centurion Life annuities you own. We reserve the right to increase maximum limits or reduce age limits. For qualified annuities the qualified plan's limits on annual contributions also apply.

Three ways to make purchase payments

1    By letter

Send your check along with your name and account number to:

Regular mail:

American Centurion Life Assurance Company
Box 1544
Albany, NY 12205

Express mail:

American Centurion Life Assurance Company
20 Madison Avenue Ext.
Albany, NY 12203

2    By scheduled payment plan

Through:

o  a bank authorization.

3    Other

o  wire transfer; or
o  other method acceptable to us.

Charges

Contract administrative charge
This charge is for establishing and maintaining your records. On each contract anniversary we will deduct $30 from the contract value. The deduction will be allocated among the subaccounts on a pro-rata basis.

This charge will be waived for any contract year where the total purchase payments (less partial surrenders) on the current contract anniversary is $10,000 or more, or if, during the contract year, a death benefit is payable or the contract is surrendered in full. This charge does not apply after annuity payouts begin.

PAGE 18
We do not expect to profit from the contract administrative charge. While we do not currently plan to increase the charge, we reserve the right to increase the charge in the future. In no event will the charge exceed $50 per year. Also, we reserve the right to impose the charge on all contracts, including those with purchase payments equal to or greater than $10,000.

Mortality and expense risk fee
This fee is to cover the mortality risk and expense risk and is applied daily to the variable subaccounts and reflected in the unit values of the accounts. Annually it totals 1% of their average daily net assets. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long the entire group of American Centurion Life annuitants live. If, as a group, American Centurion Life annuitants outlive the life expectancy we have assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, American Centurion Life annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because the contract administrative charge may not cover our expenses. Any deficit would have to be made up from our general assets. We could profit from the expense risk fee if the annual contract administrative charge is more than sufficient to meet expenses.

We do hope to profit from the mortality and expense risk fee. We may use any profits realized from this fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses.

Other information on charges
There is no surrender charge if you take a total or a partial surrender from your contract.

In some cases lower sales and administrative expenses may be incurred. In such cases, we may be able to reduce or eliminate the contract administrative charge. However, we expect this to occur infrequently.

Valuing your investment

Here is how your accounts are valued:

Fixed account: The amounts allocated to the fixed account are valued directly in dollars and equal the sum of your purchase payments plus interest earned, less any amounts surrendered or transferred.

PAGE 19
Variable subaccounts: Amounts allocated to the variable subaccounts are converted into accumulation units. Each time you make a purchase payment or transfer amounts into one of the variable subaccounts, a certain number of accumulation units are credited to your contract for that account. Conversely, each time you take a partial surrender, transfer amounts out of a variable subaccount or are assessed a contract administrative charge, a certain number of accumulation units are subtracted from your contract.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the underlying fund.

The dollar value of each accumulation unit can rise or fall daily depending on the performance of the underlying mutual fund and on certain fund expenses. Here is how unit values are calculated:

Number of units
To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

Accumulation unit value
The current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

Net investment factor
o Determined each business day by adding the underlying mutual fund's current net asset value per share plus per-share amount of any current dividend or capital gain distribution; then
o  dividing that sum by the previous net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the underlying mutual fund may fluctuate, the accumulation unit value may increase or decrease.
You bear this investment risk in a variable subaccount.

Factors that affect variable subaccount accumulation units
Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o additional purchase payments allocated to the variable subaccounts;
o  transfers into or out of the variable subaccount(s);
o  partial surrenders; and/or
o  contract administrative charges.

PAGE 20
Accumulation unit values may fluctuate due to:

o  changes in underlying mutual fund(s) net asset value;
o  dividends distributed to the variable subaccount(s);
o  capital gains or losses of underlying mutual funds;
o  mutual fund operating expenses; and/or
o  mortality and expense risk fees.

Making the most of your annuity

Automated dollar-cost averaging
You can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might have a set amount transferred monthly from a relatively conservative variable subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market value(s) of the underlying mutual fund(s). Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. Contact our service office for more information.

                             How dollar-cost averaging works

                               Month       Amount       Accumulation   Number of units
                                          invested       unit value      purchased
By investing an                Jan         $100             $20            5.00
equal number of
dollars each month....         Feb          100              16            6.25

                               Mar          100               9           11.11

you automatically              Apr          100               5           20.00
buy more units
when the per unit              May          100               7           14.29
market price is low....
                               June         100              10           10.00

                               July         100              15            6.67

and fewer units                Aug          100              20            5.00
when the per unit
market price is                Sept         100              17            5.88
high.
                               Oct          100              12            8.33

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. However, if you can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet your long term goals.

Transferring money between accounts
You may transfer money from any one subaccount or the fixed account to another at any time before annuity payouts begin. If we receive your request before the close of business, we will process it that PAGE 21 day. Requests received after the close of business will be processed the next business day. Before making a transfer, you should consider the risks involved in switching investments. We may suspend or modify transfer privileges at any time.

Transfer policies
o You may transfer contract values at any time between the variable subaccounts, from the variable subaccount(s) to the fixed account or from the fixed account to the variable subaccount(s).

o  The amount being transferred to any one account must be at least
   $100.

o If you make more than 12 transfers in a contract year, we will charge $25 for each transfer in excess of 12.

o Excessive trading activity can disrupt mutual fund management strategy and increase expenses, which are borne by all contract owners participating in the mutual fund regardless of their transfer activity. Therefore, we reserve the right to limit the number of transfers permitted, but not to fewer than twelve per contract year.

Two ways to request a transfer or a surrender

1    By letter

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or surrender to:

Regular mail:
American Centurion Life Assurance Company
Box 1544
Albany, NY 12205

Express mail:
American Centurion Life Assurance Company
20 Madison Avenue Ext.
Albany, NY 12203

Minimum amount
Mail transfers:        $100 or entire account balance
Mail surrenders:       $100 or entire account balance

Maximum amount
Mail transfers:        None (up to contract value)
Mail surrenders:       None (up to contract value)

2    By automated transfers and automated partial surrenders

o You can set up automated transfers among your accounts or partial surrenders from the accounts.

You can start or stop this service by written request or other method acceptable to American Centurion Life. You must allow 30 days for American Centurion Life to change any instructions that are currently in place.

o Automated transfers and automated partial surrenders are subject to all of the contract provisions and terms, including transfer of contract values between accounts. Automated surrenders may be restricted by applicable law under some contracts.

o Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

Minimum amount
Automated transfers or surrenders:  $100

Maximum amount
Automated transfers or surrenders:  None

Surrendering your contract

As owner, you may surrender all or part of your contract at any time before annuity payouts begin by sending a written request to American Centurion Life. For total surrenders we will compute the value of your contract at the close of business after we receive your request. We may ask you to return the contract. You may have to pay IRS taxes and penalties. (See "Taxes.") No surrenders may be made after annuity payouts begin.

Surrender policies
If you have a balance in more than one account and request a partial surrender, we will surrender money from all your accounts in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise.

Receiving payment when you request a surrender

By regular or express mail:

o  Payable to owner.

o Normally mailed to address of record within seven days after receiving your request. However, we may postpone the payment if:
      -the surrender amount includes a purchase payment check that has not cleared;
      -the NYSE is closed, except for normal holiday and weekend closings;
      -trading on the NYSE is restricted, according to SEC rules; -an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or
      -the SEC permits us to delay payment for the protection of security holders.

PAGE 23
Changing ownership

You may change ownership of your non-qualified annuity at any time by filing a change of ownership with us at our service office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request believed to be authentic and will use reasonable procedures to confirm that it is. If these procedures are followed, we take no responsibility for the validity of the change.

If you have a nonqualified annuity, you may lose your tax advantages by transferring, assigning or pledging any part of it.
(See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose to any person except American Centurion Life. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

Benefits in case of death

If you or the annuitant dies (or, for qualified annuities, if the annuitant dies) before annuity payouts begin, we will pay the beneficiary the greater of:

o the contract value; or

o purchase payments, minus any partial surrenders.

If your spouse is sole beneficiary under a non-qualified annuity and you die before the annuity start date, your spouse may keep the annuity as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Under a qualified annuity, if the annuitant dies before reaching age 70 1/2 and before the annuity start date, and the spouse is the only beneficiary, the spouse may keep the annuity in force as owner or until the date on which the annuitant would have reached age 70 1/2. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.

Payouts: We will pay the beneficiary in a single sum unless you have given us other written instructions, or the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death;
o  payouts begin no later than one year after death; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

PAGE 24
When paying the beneficiary, we will determine the contract's value at the next close of business after our death claim requirements are fulfilled. Interest, if any, will be paid from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled. (See "Taxes.")

The annuity payout period

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the annuity start date. You may select one of the annuity payout plans outlined below, or we will mutually agree on other payout arrangements. The amount available for payouts under the plan you select is the contract value on your annuity start date. Annuity payouts will be made on a fixed basis.

Amounts of payouts depend on:
o  the annuity payout plan you select;
o  the annuitant's age and, in most cases, sex;
o  the annuity table in the contract.

Annuity payout plans

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are to be used to purchase the payout plan:

o Plan A - Life annuity - no refund: Monthly payouts are made until the annuitant's death. Payouts end with the last payout before the annuitant's death; no further payouts will be made.
This means that if the annuitant dies after only one monthly payout has been made, no more payouts will be made.

o Plan B - Life annuity with five, 10 or 15 years certain: Monthly payouts are made for a guaranteed payout period of five, 10 or 15 years that the annuitant elects. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period has expired. The guaranteed payout period is calculated from the annuity start date. If the annuitant outlives the elected guaranteed payout period, payouts will continue until the annuitant's death.

o Plan C - Life annuity - installment refund: Monthly payouts are made until the annuitant's death, with our guarantee that payouts will continue for some period of time. Payouts will be made for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity - no refund:
Monthly payouts are made to the annuitant and a joint annuitant while both are living. If either annuitant dies, monthly payouts continue at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

PAGE 25
o Plan E - Payouts for a specified period: Monthly payouts are made for a specific payout period of 10 to 30 years chosen by the annuitant. Payouts will be made only for the number of years specified whether the annuitant is living or not. Depending on the time period selected, it is foreseeable that an annuitant can outlive the payout period selected. In addition, a 10% IRS penalty tax could apply under this payout plan. (See "Taxes".)

Restrictions for some qualified plans: If you purchased a qualified annuity, you must select a payout plan that provides for payouts:

o  over the life of the annuitant;
o over the joint lives of the annuitant and a designated beneficiary;
o for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's annuity start date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum.

Death after annuity payouts begin

If you or the annuitant dies after annuity payouts begin, any amount payable to the beneficiary will be provided in the annuity payout plan in effect.

Taxes

Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or surrender. (However, see detailed discussion below.) Any portion of the annuity payouts and any surrenders you request that represent ordinary income are normally taxable. You will receive a 1099 tax information form for any year in which a taxable distribution was made.

Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts received after your investment in the annuity is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company to the same owner during a calendar year are to be taxed as a single, unified contract when distributions are taken from any one of such contracts.

PAGE 26
Annuity payouts under qualified annuities: Under a qualified annuity, the entire payout generally will be includable as ordinary income and subject to tax except to the extent that contributions were made with after-tax dollars. If you invested in your contract with pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Surrenders: If you surrender part or all of your contract before your annuity payouts begin, your surrender payment will be taxed to the extent that the value of your contract immediately before the surrender exceeds your investment. You also may have to pay a 10% IRS penalty for surrenders before reaching age 59 1/2. For qualified annuities, other penalties may apply if you surrender your annuity before your plan specifies that you can receive payouts.

Death benefits to beneficiaries: The death benefit under an annuity is not tax-exempt. Any amount received by the beneficiary that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments.

Annuities owned by corporations, partnerships or trusts: Any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the increase in value will be tax-deferred.

Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:
o  because of your death;
o  because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you surrender your annuity before your plan specifies that payouts can be made.

Withholding, generally: If you receive all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of your tax due for the year. You take credit for such amounts on the annual tax return that you file.

If the payment is part of an annuity payout plan, the amount of withholding generally is computed using payroll tables. You can provide us with a statement of how many exemptions to use in

PAGE 27
calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or total surrender) withholding is computed using 10% of the taxable portion. Similar to above, as long as you've provided us with a valid Social Security Number or Taxpayer Identification
Number, you can elect not to have this withholding occur.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payment from which federal withholding is deducted may also have state withholding deducted. The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

Transfer of ownership of a nonqualified annuity: If you make such a transfer without receiving adequate consideration, the transfer is considered a gift, and also may be considered a surrender for federal income tax purposes. If the gift is a currently taxable event, the amount of deferred earnings at the time of the transfer will be taxed to the original owner, who also may be subject to a 10% IRS penalty as discussed earlier. In this case, the new owner's investment in the annuity will be the value of the annuity at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a surrender.

Important: Our discussion of federal tax laws is based upon our understanding of these laws as they are currently interpreted. Federal tax laws or current interpretations of them may change.
For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax adviser if you have any questions about taxation of your contract.

Tax Qualifications
The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

Voting rights

As a contract owner with investments in the variable account(s), you may vote on important mutual fund policies. We will vote fund shares according to your instructions.

PAGE 28
The number of votes you have is determined by applying your percentage interest in each variable subaccount to the total number of votes allowed to the subaccount.

We calculate votes separately for each subaccount not more than 60 days before a shareholders' meeting. Notice of these meetings, proxy materials and a statement of the number of votes to which the voter is entitled, will be sent.

We will vote shares for which we have not received instructions in the same proportion as the votes for which we have received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we have received instructions.

Substitution of Investments

If shares of any fund should not be available for purchase by the appropriate variable subaccount or if, in the judgment of American Centurion Life's Management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, investment in the subaccount may be discontinued or another registered open-end management investment company may be substituted for fund shares held in the subaccounts if American Centurion Life believes it would be in the best interest of persons having voting rights under the contract. The variable account may be operated as a management company under the 1940 Act or it may be deregistered under this Act if the registration is no longer required. In the event of any such substitution or change, American Centurion Life, without the consent or approval of the owners, may amend the contract and take whatever action is necessary and appropriate. However, no such substitution or change will be made without the necessary approval of the SEC and state insurance departments. American Centurion Life will notify owners of any substitution or change.

Distribution of the Contracts

The contracts will be distributed by American Express Financial
Advisors Inc., the principal underwriter for the variable account.

About American Centurion Life

The Privileged Assets Select Annuity is issued by American Centurion Life. American Centurion Life is a wholly owned subsidiary of IDS Life Insurance Company, which is a wholly owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly owned subsidiary of the American Express Company. American Express Company is a financial services company principally engaged through subsidiaries (in addition to American Express Financial Corporation) in travel related services, investment services and international banking services.

American Centurion Life is a stock life insurance company organized in 1969 under the laws of the State of New York. Its service office is located at 20 Madison Avenue Ext. Albany, NY 12203. American Centurion Life is licensed in the state of New York and it conducts a conventional life insurance business.

American Express Financial Advisors Inc. is the principal underwriter for the variable account. Its corporate office is IDS Tower 10, Minneapolis, MN 55440-0010. American Express Financial Advisors Inc. is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. American Express Financial Advisors Inc. is a wholly owned subsidiary of American Express Financial Corporation.

The American Express Financial Corporation family of companies also offers mutual funds, investment certificates and a broad range of financial management services.

Other subsidiaries provide investment management and related services for pension, profit-sharing, employee savings and endowment funds of businesses and institutions.

Regular and special reports

Services

To help you track and evaluate the performance of your annuity, American Centurion Life provides:

Quarterly statements showing the value of your investment.
Annual reports containing required information on the annuity and its underlying investments.

PAGE 30
Table of contents of the Statement of Additional Information

Performance information............................
Calculating annuity payouts........................
Rating Agencies....................................
Principal underwriter..............................
Independent auditors...............................
Mortality and expense risk fee.....................
Retirement planning................................
Prospectus.........................................
Financial statements -
      American Centurion Life Assurance Company....

___________________________________________________________________
Please check the appropriate box to receive a copy of the Statement of Additional Information for:

_____ Privileged Assets Select Annuity

_____ IDS Life Retirement Annuity Mutual Funds

_____ INVESCO Variable Investment Funds, Inc.

Please return this request to:

American Centurion Life Assurance Company
20 Madison Avenue Ext.
Albany, NY 12203

Your name _______________________________________________________

Address _________________________________________________________

City ______________________  State ______________ Zip ___________

                STATEMENT OF ADDITIONAL INFORMATION

                                for

  PRIVILEGED ASSETS (registered trademark symbol) SELECT ANNUITY

                  ACL VARIABLE ANNUITY ACCOUNT 1

                               DATE


ACL Variable Annuity Account 1 is a separate account established and maintained by American Centurion Life Assurance Company
(American Centurion Life).

This Statement of Additional Information, dated _______________, is not a prospectus. It should be read together with the Account's prospectus, dated _______________, which may be obtained by writing or calling American Centurion Life at the address or telephone number below.



American Centurion Life Assurance Company
20 Madison Avenue Ext.
Albany, NY 12203
Phone (518) 452-4150

PAGE 32
                         TABLE OF CONTENTS

Performance Information.......................................p.

Calculating Annuity Payouts...................................p.

Rating Agencies...............................................p.

Principal Underwriter.........................................p.

Independent Auditors..........................................p.

Mortality and Expense Risk Fee................................p.

Retirement Planning...........................................p.

Prospectus....................................................p.

Financial Statements
          - American Centurion Life Assurance Company.........p.

PAGE 33
PERFORMANCE INFORMATION

The following performance figures are calculated on the basis of historical performance of the funds. The performance figures relating to these funds assume that the contract was in existence prior to _________________, 1996, which it was not. Beginning _______________, 1996, when these funds became available as investment options under the contract, actual values are used for the calculations.

Calculation of yield for IDS Life Moneyshare Subaccount

Simple yield for the IDS Life Moneyshare subaccount (DMS) will be based on the: (a) change in the value of a hypothetical investment (exclusive of capital changes) at the beginning of a seven-day period for which yield is to be quoted; (b) subtracting a pro rata share of subaccount expenses accrued over the seven-day period; (c) dividing the difference by the value of the subaccount at the beginning of the period to obtain the base period return; and (d) annualizing the results (i.e., multiplying the base period return by 365/7). Calculation of compound yield begins with the same base period return used in the calculation of yield, which is then annualized to reflect compounding according to the following formula:

Compound Yield = [(return for seven-day period + 1) 365/7 ]-1

On _______________, the account's annualized yield was _____% and its compound yield was _____%.

The rate of return, or yield, on the subaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields. Investors must consider, when comparing an investment in subaccount DMS with fixed annuities, that fixed annuities often provide an agreed-to or guaranteed fixed yield for a stated period of time, whereas the variable subaccount's yield fluctuates. In comparing the yield of subaccount DMS to a money market fund, you should consider the different services that the annuity provides.

Calculation of yield for IDS Life Special Income Subaccount

For the IDS Life Special Income Subaccount (DSI), quotations of yield will be based on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and will be computed by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                        YIELD = 2[(a-b + 1)6 - 1]
                                    cd

PAGE 34
where:    a = dividends and investment income earned during the
              period.
          b = expenses accrued for the period (net of
              reimbursements).
          c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends.
          d = the maximum offering price per accumulation unit on the last day of the period.

Yield on the subaccount is earned from the increase in the net asset value of shares of the fund in which the subaccount invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.

Calculation of average annual total return

Quotations of average annual total return for a subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the annuity contract over a period of one, five and 10 years (or, if less, up to the life of the subaccount), calculated according to the following formula:

                         P(1+T)n = ERV

where:       P = a hypothetical initial payment of $1,000.
             T = average annual total return.
             n = number of years.
           ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year (or other) period at the end of the one, five, or ten year (or other) period (or fractional portion thereof).

The Securities and Exchange Commission requires that an assumption be made that the contract owner surrenders the entire contract at the end of the one, five and ten year periods (or, if less, up to the life of the subaccount) for which performance is required to be calculated.

    Average Annual Total Return Period Ended: Dec. ____________

Average Annual Total Return with or without Surrender

                                                                                           Since
Subaccount investing in:                          1 Year      5 Years      10 Years      Inception
IDS LIFE
  Aggressive Growth Fund (1/92)*
  Capital Resource Fund (10/81)
  International Equity Fund (1/92)
  Managed Fund (4/86)
  Moneyshare Fund (10/81)
  Special Income Fund (10/81)
INVESCO VIF
  Industrial Income Portfolio (8/94)

*inception dates of the funds are shown in parentheses.

Aggregate Total Return

Aggregate total return represents the cumulative change in value of an investment for a given period (reflecting change in a subaccount's accumulation unit value) and is computed by the following formula:

                            ERV-P
                              P

where:       P = a hypothetical initial payment of $1,000.
           ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten year (or other) period at the end of the one, five, or ten year (or other) period (or fractional portion thereof).

Subaccount total return figures reflect the deduction of the contract administrative charge and mortality and expense risk fee.

Performance of the subaccounts may be quoted or compared to rankings, yields, or returns as published or prepared by independent rating or statistical services or publishers or publications such as The Bank Rate Monitor National Index, Barron's, Business Week, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

CALCULATING ANNUITY PAYOUTS

Your fixed annuity payout amounts are guaranteed. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

PAGE 36
o take the total value of your fixed account and the subaccounts at the annuity start date or the date you have selected to begin receiving your annuity payouts; then
o using an annuity table we apply the value according to the annuity payout plan you select.
o The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The table will be equal to or greater than the table in your contract.

RATING AGENCIES

The following chart reflects the ratings given to American Centurion Life by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the variable subaccounts of the Privileged Assets Select Annuity. This information relates only to the fixed account and reflects American Centurion Life's ability to make annuity payouts and to pay death benefits and other distributions from the annuity.

Rating agency             Rating

A.M. Best                   A+
                        (Superior)

Duff & Phelps              AAA

PRINCIPAL UNDERWRITER

The principal underwriter for the accounts is American Express
Financial Advisors Inc. which offers the variable contracts on a continuous basis.

INDEPENDENT AUDITORS

[To be filed by amendment]

MORTALITY AND EXPENSE RISK FEE

American Centurion Life has represented to the SEC that:

American Centurion Life has reviewed publicly available information regarding products of other companies. Based upon this review, American Centurion Life has concluded that the mortality and expense risk fee is within the range of charges determined by industry practice. American Centurion Life will maintain at its administrative office, and make available on request of the SEC or its staff, a memorandum setting forth in detail the variable products analyzed and the methodology, and results of, its comparative review.

American Centurion Life has concluded that there is a reasonable likelihood that the proposed distribution financing arrangements made with respect to the contracts will benefit the variable

PAGE 37
account and investors in the contracts. The basis for such conclusion is set forth in a memorandum which will be made available to the SEC or its staff on request.

RETIREMENT PLANNING

You may have to save more for retirement because social security and employee savings plans are estimated to cover only 40% of your retirement savings. The remaining 60% must come from personal investments, savings and other income.* One way to help save for retirement is by purchasing a variable annuity. Variable annuity sales have almost tripled in the last 4 years to over $52 billion dollars.**

Sources:

* Social Security Administration
**LIMRA 1994 Individual Annuity Market Report

PROSPECTUS

The prospectus dated ___________________, is hereby incorporated in this Statement of Additional Information by reference.

PAGE 38
PART C.

Item 24.    Financial Statements and Exhibits

(a)   To be filed by amendment.

(b)   Exhibits:

1. Certificate, establishing the ACL Variable Annuity Account 1 dated December 1, 1995, filed electronically herewith.

2.    Not applicable.

3. Form of Variable Annuity Distribution Agreement, to be filed by amendment.

4.1 Form of Group Deferred Annuity Certificate for nonqualified contract (form 38502-NY 10/95), filed electronically herewith.

4.2 Form of Group Deferred Annuity Certificate for qualified contract (form 38503-IRA-NY 10/95), filed electronically herewith.

4.3 Form of Group Deferred Annuity Contract (form 38501 10/95), filed electronically herewith.

5.1   Form of Group Deferred Variable Annuity Application (form
      32041 10/95), filed electronically herewith.

5.2   Form of Variable Annuity Participant Enrollment Form (form
      32027C 10/95), filed electronically herewith.

6.1   Amended and Restated Articles of Incorporation of American
      Centurion Life, filed electronically herewith.

6.2 Amended By-Laws of American Centurion Life, filed electronically herewith.

6.3 Emergency By-Laws of American Centurion Life, filed electronically herewith.

7.    Not applicable.

8.    Form of Participation Agreement, to be filed by amendment.

9.    Opinion of counsel, to be filed by amendment.

10.   Consent of Independent Auditors, to be filed by amendment.

11.   Not applicable.

12.   Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, filed electronically herewith.

PAGE 39
14.1  Not applicable.

14.2  Power of Attorney to sign this Registration Statement dated
      Dec. 22, 1995, filed electronically herewith.

Item 25.    Directors and Officers of the Depositor (American
            Centurion Life Assurance Company)

                                                        Positions and
Name                     Principal Business Address     Offices with Depositor
Doris A. Anfinson        IDS Tower 10                   Vice President
                         Minneapolis, MN  55440

Robert C. Auriema        IDS Tower 10                   Director
                         Minneapolis, MN  55440

Alan R. Dakay            IDS Tower 10                   Director, Vice Chairman and
                         Minneapolis, MN  55440         President, Financial Institutions
                                                        Division

Clarence E. Galston      IDS Tower 10                   Director
                         Minneapolis, MN  55440

Morris Goodwin, Jr.      IDS Tower 10                   Vice President and
                         Minneapolis, MN  55440         Treasurer

Jay C. Hatlestad         IDS Tower 10                   Vice President and
                         Minneapolis, MN  55440         Controller

Robert A. Hatton         IDS Tower 10                   Director
                         Minneapolis, MN  55440

William J. Heron, Jr.    IDS Tower 10                   Director
                         Minneapolis, MN  55440

Michael J. Hogan         IDS Tower 10                   Vice President - Variable
                         Minneapolis, MN  55440         Product Development

Richard W. Kling         IDS Tower 10                   Director
                         Minneapolis, MN  55440

David M. Kuplic          IDS Tower 10                   Vice President -
                         Minneapolis, MN  55440         Investments

Ryan R. Larson           IDS Tower 10                   Director and Vice
                         Minneapolis, MN  55440         President - Product Development

Herbert W. Marache Jr.   IDS Tower 10                   Director
                         Minneapolis, MN  55440

Kenneth W. Nelson        IDS Tower 10                   Director
                         Minneapolis, MN  55440

Doretta Rinaldi          IDS Tower 10                   Director and Vice
                         Minneapolis, MN  55440         President - Marketing

Stuart A. Sedlacek       IDS Tower 10                   Chairman and President
                         Minneapolis, MN  55440
PAGE 40
Item 25.                 Directors and Officers of the Depositor (continued)

                                                        Positions and
Name                     Principal Business Address     Offices with Depositor

Anne L. Segal            IDS Tower 10                   Director
                         Minneapolis, MN  55440

Daniel J. Segner         IDS Tower 10                   Vice President - Investments
                         Minneapolis, MN  55440

Guerdon D. Smith         IDS Tower 10                   Director
                         Minneapolis, MN  55440

Item 26.  Persons Controlled by or Under Common Control with the
          Depositor or Registrant

          American Centurion Life Assurance Company is a wholly owned subsidiary of IDS Life Insurance Company which is a wholly owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly owned subsidiary of American Express Company (American Express).

          The following list includes the names of major subsidiaries of American Express.

                                                  Jurisdiction
Name of Subsidiary                                of Incorporation

I.   Travel Related Services

     American Express Travel Related
     Services Company, Inc.                         New York

II.  International Banking Services

     American Express Bank Ltd.                     Connecticut

III. Companies engaged in Investors
     Diversified Financial Services

     American Centurion Life Assurance Company      New York
     American Enterprise Investment Services Inc.   Minnesota
     American Enterprise Life Insurance Company     Indiana
     American Express Financial Advisors Inc.       Delaware
     American Express Financial Corporation         Delaware
     American Express Insurance Agency of
     Nevada Inc.                                    Nevada
     American Express Minnesota Foundation          Minnesota
     American Express Service Corporation           Delaware
     American Express Tax and Business Services     Minnesota
     American Express Trust Company                 Minnesota
     American Partners Life Insurance Company       Arizona
     IDS Advisory Group Inc.                        Minnesota
     IDS Aircraft Services Corporation              Minnesota
     IDS Cable Corporation                          Minnesota
     IDS Cable II Corporation                       Minnesota
PAGE 41
     IDS Capital Holdings Inc.                      Minnesota
     IDS Certificate Company                        Delaware
     IDS Deposit Corp.                              Utah
     IDS Fund Management Limited                    U.K.
     IDS Futures Corporation                        Minnesota
     IDS Futures III Corporation                    Minnesota
     IDS Insurance Agency of Alabama Inc.           Alabama
     IDS Insurance Agency of Arkansas Inc.          Arkansas
     IDS Insurance Agency of Massachusetts Inc.     Massachusetts
     IDS Insurance Agency of Mississippi Inc.       Mississippi
     IDS Insurance Agency of New Mexico Inc.        New Mexico
     IDS Insurance Agency of North Carolina Inc.    North Carolina
     IDS Insurance Agency of Ohio Inc.              Ohio
     IDS Insurance Agency of Texas Inc.             Texas
     IDS Insurance Agency of Utah Inc.              Utah
     IDS Insurance Agency of Wyoming Inc.           Wyoming
     IDS International, Inc.                        Delaware
     IDS Life Insurance Company                     Minnesota
     IDS Life Insurance Company of New York         New York
     IDS Management Corporation                     Minnesota
     IDS Partnership Services Corporation           Minnesota
     IDS Plan Services of California, Inc.          Minnesota
     IDS Property Casualty Insurance Company        Wisconsin
     IDS Real Estate Services, Inc.                 Delaware
     IDS Realty Corporation                         Minnesota
     IDS Sales Support Inc.                         Minnesota
     IDS Securities Corporation                     Delaware
     Investors Syndicate Development Corp.          Nevada

Item 27.  Number of Contractowners

          Not applicable.

Item 28.  Indemnification

          The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to director, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by

PAGE 42
          controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

     IDS Bond Fund, Inc.; IDS California Tax-Exempt Trust; IDS Discovery Fund, Inc.; IDS Equity Select Fund, Inc.; IDS Extra Income Fund, Inc.; IDS Federal Income Fund, Inc.; IDS Global Series, Inc.; IDS Growth Fund, Inc.; IDS High Yield Tax-Exempt Fund, Inc.; IDS International Fund, Inc.; IDS Investment Series, Inc.; IDS Managed Retirement Fund, Inc.; IDS Market Advantage Series, Inc.; IDS Money Market Series, Inc.; IDS New Dimensions Fund, Inc.; IDS Precious Metals Fund, Inc.; IDS Progressive Fund, Inc.; IDS Selective Fund, Inc.; IDS Special Tax-Exempt Series Trust; IDS Stock Fund, Inc.; IDS Strategy Fund, Inc.; IDS Tax-Exempt Bond Fund, Inc.; IDS Tax-Free Money Fund, Inc.; IDS Utilities Income Fund, Inc. and IDS Certificate Company.

(b) As to each director, officer or partner of the principal underwriter:

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Ronald G. Abrahamson     Vice President-             None
IDS Tower 10             Service Quality and
Minneapolis, MN 55440    Reengineering

Douglas A. Alger         Vice President-Total        None
IDS Tower 10             Compensation
Minneapolis, MN 55440

Peter J. Anderson        Senior Vice President-      None
IDS Tower 10             Investments
Minneapolis, MN 55440

Ward D. Armstrong        Vice President-             None
IDS Tower 10             Sales and Marketing,
Minneapolis, MN  55440   American Express
                         Institutional Services

Alvan D. Arthur          Group Vice President-       None
Suite 105                Central California/
2710 S. Gateway Oaks Dr. Western Nevada
Sacramento, CA  95833

Joseph M. Barsky III     Vice President-Senior       None
IDS Tower 10             Portfolio Manager
Minneapolis, MN  55440

PAGE 43
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Robert C. Basten         Vice President-Tax          None
IDS Tower 10             and Business Services
Minneapolis, MN  55440

Timothy V. Bechtold      Vice President-Risk         None
IDS Tower 10             Management Products
Minneapolis, MN  55440

John D. Begley           Group Vice President-       None
Suite 100                Ohio/Indiana
7760 Olentangy River Rd.
Columbus, OH  43235

Carl E. Beihl            Vice President-             None
IDS Tower 10             Strategic Technology
Minneapolis, MN 55440    Planning

Jack A. Benjamin         Group Vice President-       None
Suite 200                Greater Pennsylvania
3500 Market Street
Camp Hill, PA  17011

Alan F. Bignall          Vice President-             None
IDS Tower 10             Financial Planning
Minneapolis, MN 55440    Systems

Brent L. Bisson          Group Vice President-       None
Ste 900 E. Westside Twr  Los Angeles Metro
11835 West Olympic Blvd.
Los Angeles, CA  90064

John C. Boeder           Vice President-             None
IDS Tower 10             Mature Market Group
Minneapolis, MN  55440

Walter K. Booker         Group Vice President-       None
Suite 200                New Jersey
3500 Market Street
Camp Hill, NJ  17011

Bruce J. Bordelon        Group Vice President-       None
Galleria One Suite 1900  Gulf States
Galleria Blvd.
Metairie, LA  70001

PAGE 44
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Charles R. Branch        Group Vice President-       None
Suite 200                Northwest
West 111 North River Dr
Spokane, WA  99201

Karl J. Breyer           Senior Vice President-      None
IDS Tower 10             Corporate Affairs and
Minneapolis, MN 55440    Special Counsel

Harold E. Burke          Vice President              None
IDS Tower 10             and Assistant
Minneapolis, MN 55440    General Counsel

Daniel J. Candura        Vice President-             None
IDS Tower 10             Marketing Support
Minneapolis, MN  55440

Cynthia M. Carlson       Vice President-             None
IDS Tower 10             American Express
Minneapolis, MN  55440   Securities Services

Orison Y. Chaffee III    Vice President-Field        None
IDS Tower 10             Real Estate
Minneapolis, MN 55440

James E. Choat           Senior Vice President-      None
IDS Tower 10             Field Management
Minneapolis, MN  55440

Kenneth J. Ciak          Vice President and          None
IDS Property Casualty    General Manager-
1400 Lombardi Avenue     IDS Property Casualty
Green Bay, WI 54304

Roger C. Corea           Group Vice President-       None
290 Woodcliff Drive      Upstate New York
Fairport, NY  14450

Henry J. Cormier         Group Vice President-       None
Commerce Center One      Connecticut
333 East River Drive
East Hartford, CT  06108

John M. Crawford         Group Vice President-       None
Suite 200                Arkansas/Springfield/
10800 Financial Ctr Pkwy Memphis
Little Rock, AR  72211

PAGE 45
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Kevin F. Crowe           Group Vice President-       None
Suite 312                Carolinas/Eastern Georgia
7300 Carmel Executive Pk
Charlotte, NC  28226

Colleen Curran           Vice President and          None
IDS Tower 10             Assistant General Counsel
Minneapolis, MN  55440

Alan R. Dakay            Vice President-             Director, Vice
IDS Tower 10             Institutional Products      Chairman and
Minneapolis, MN 55440    Group                       President,
                                                     Financial
                                                     Institutions
                                                     Division

Regenia David            Vice President-             None
IDS Tower 10             Systems Services
Minneapolis, MN  55440

Scott M. Digiammarino    Group Vice President-       None
Suite 500                Washington/Baltimore
8045 Leesburg Pike
Vienna, VA  22182

Bradford L. Drew         Group Vice President-       None
Two Datran Center        Eastern Florida
Penthouse One B
9130 S. Dadeland Blvd.
Miami, FL  33156

William H. Dudley        Director and Executive      None
IDS Tower 10             Vice President-
Minneapolis MN 55440     Investment Operations

Roger S. Edgar           Senior Vice President       None
IDS Tower 10             and Technology Advisor
Minneapolis, MN 55440

Gordon L. Eid            Senior Vice President       None
IDS Tower 10             and General Counsel
Minneapolis, MN 55440

Robert M. Elconin        Vice President-             None
IDS Tower 10             Government Relations
Minneapolis, MN  55440

Mark A. Ernst            Vice President-             None
IDS Tower 10             Retail Services
Minneapolis, MN 55440

PAGE 46
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Joseph Evanovich Jr.     Group Vice President-       None
One Old Mill             Nebraska/Iowa/Dakotas
101 South 108th Avenue
Omaha, NE  68154

Louise P. Evenson        Group Vice President-       None
Suite 200                San Francisco Bay Area
1333 N. California Blvd.
Walnut Creek, CA  94596

Gordon M. Fines          Vice President-             None
IDS Tower 10             Mutual Fund Equity
Minneapolis MN 55440     Investments

Douglas L. Forsberg      Group Vice President-       None
Suite 100                Portland/Eugene
7931 N. E. Halsey
Portland, OR  97213

William P. Fritz         Group Vice President-       None
Suite 160                Northern Missouri
12855 Flushing Meadows Dr
St. Louis, MO  63131

Carl W. Gans             Group Vice President-       None
8500 Tower Suite 1770    Twin City Metro
8500 Normandale Lake Blvd.
Bloomington, MN  55437

Robert G. Gilbert        Vice President-             None
IDS Tower 10             Real Estate
Minneapolis, MN 55440

John J. Golden           Vice President-             None
IDS Tower 10             Field Compensation
Minneapolis, MN  55440   Development

Morris Goodwin Jr.       Vice President and          Vice President
IDS Tower 10             Corporate Treasurer         and Treasurer
Minneapolis, MN  55440

Suzanne Graf             Vice President-             None
IDS Tower 10             Systems Services
Minneapolis, MN  55440

Bruce M. Guarino         Group Vice President-       None
Suite 1736               Hawaii
1585 Kapiolani Blvd.
Honolulu, HI  96814

PAGE 47
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

David A. Hammer          Vice President              None
IDS Tower 10             and Marketing
Minneapolis, MN  55440   Controller

Teresa A. Hanratty       Group Vice President-       None
Suites 6&7               Northern New England
169 South River Road
Bedford, NH  03110

John R. Hantz            Group Vice President-       None
Suite 107                Detroit Metro
17177 N. Laurel Park
Livonia, MI  48154

Robert L. Harden         Group Vice President-       None
Two Constitution Plaza   Boston Metro
Boston, MA  02129

Lorraine R. Hart         Vice President-             None
IDS Tower 10             Insurance Investments
Minneapolis, MN 55440

Scott A. Hawkinson       Vice President-Assured      None
IDS Tower 10             Assets Product Development
Minneapolis, MN 55440    and Management

Brian M. Heath           Group Vice President-       None
Suite 150                North Texas
801 E. Campbell Road
Richardson, TX  75081

James G. Hirsh           Vice President and          None
IDS Tower 10             Assistant General
Minneapolis, MN  55440   Counsel

David J. Hockenberry     Group Vice President-       None
30 Burton Hills Blvd.    Eastern Tennessee
Suite 175
Nashville, TN  37215

Kevin P. Howe            Vice President-             None
IDS Tower 10             Government and
Minneapolis, MN  55440   Customer Relations and
                         Chief Compliance Officer

David R. Hubers          Chairman, Chief             None
IDS Tower 10             Executive Officer and
Minneapolis, MN 55440    President

PAGE 48
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Marietta L. Johns        Senior Vice President-      None
IDS Tower 10             Field Management
Minneapolis, MN 55440

James E. Kaarre          Vice President-             None
IDS Tower 10             Marketing Information
Minneapolis, MN  55440

Linda B. Keene           Vice President-             None
IDS Tower 10             Market Development
Minneapolis, MN  55440

G. Michael Kennedy       Vice President-Investment   None
IDS Tower 10             Services and Investment
Minneapolis, MN  55440   Research

Susan D. Kinder          Senior Vice President-      None
IDS Tower 10             Human Resources
Minneapolis, MN 55440

Richard W. Kling         Senior Vice President-      Director
IDS Tower 10             Risk Management Products
Minneapolis, MN  55440

Paul F. Kolkman          Vice President-             None
IDS Tower 10             Actuarial Finance
Minneapolis, MN 55440

Claire Kolmodin          Vice President-             None
IDS Tower 10             Service Quality
Minneapolis, MN  55440

David S. Kreager         Group Vice President-       None
Ste 108 Trestle Bridge V Greater Michigan
5136 Lovers Lane
Kalamazoo, MI  49002

Steven C. Kumagai        Director and Senior         None
IDS Tower 10             Vice President-Field
Minneapolis, MN 55440    Management and Business
                         Systems

Mitre Kutanovski         Group Vice President-       None
Suite 680                Chicago Metro
8585 Broadway
Merrillville, IN  48410

Edward Labenski Jr.      Vice President-             None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

PAGE 49
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Kurt A. Larson           Vice President-             None
IDS Tower 10             Senior Portfolio
Minneapolis, MN  55440   Manager

Lori J. Larson           Vice President-             None
IDS Tower 10             Variable Assets Product
Minneapolis, MN  55440   Development

Ryan R. Larson           Vice President-             Director and
IDS Tower 10             IPG Product Development     Vice
Minneapolis, MN 55440                                President-
                                                     Product
                                                     Development

Daniel E. Laufenberg     Vice President and          None
IDS Tower 10             Chief U.S. Economist
Minneapolis, MN  55440

Richard J. Lazarchic     Vice President-             None
IDS Tower 10             Senior Portfolio
MInneapolis, MN  55440   Manager

Peter A. Lefferts        Senior Vice President-      None
IDS Tower 10             Corporate Strategy and
Minneapolis, MN  55440   Development

Douglas A. Lennick       Director and Executive      None
IDS Tower 10             Vice President-Private
Minneapolis, MN  55440   Client Group

Mary J. Malevich         Vice President-             None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

Fred A. Mandell          Vice President-             None
IDS Tower 10             Field Marketing Readiness
Minneapolis, MN  55440

Daniel E. Martin         Group Vice President-       None
Suite 650                Pittsburgh Metro
5700 Corporate Drive
Pittsburgh, PA  15237

William J. McKinney      Vice President-             None
IDS Tower 10             Field Management
Minneapolis, MN  55440   Support

Thomas W. Medcalf        Vice President-             None
IDS Tower 10             Senior Portfolio Manager
Minneapolis, MN 55440

PAGE 50
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

William C. Melton        Vice President-             None
IDS Tower 10             International Research
Minneapolis, MN 55440    and Chief International
                         Economist

Janis E. Miller          Vice President-             None
IDS Tower 10             Variable Assets
Minneapolis, MN 55440

James A. Mitchell        Executive Vice President-   None
IDS Tower 10             Marketing and Products
Minneapolis, MN 55440

John P. Moraites         Group Vice President-       None
Union Plaza Suite 900    Kansas/Oklahoma
3030 Northwest Expressway
Oklahoma City, OK  73112

Pamela J. Moret          Vice President-             None
IDS Tower 10             Corporate Communications
Minneapolis, MN 55440

Alan D. Morgenstern      Group Vice President-       None
Suite 200                At Large
3500 Market Street
Camp Hill, NJ  17011

Barry J. Murphy          Senior Vice President-      None
IDS Tower 10             Client Service
Minneapolis, MN  55440

Mary Owens Neal          Vice President-             None
IDS Tower 10             Mature Market Segment
Minneapolis, MN  55440

Robert J. Neis           Vice President-             None
IDS Tower 10             Information Systems
Minneapolis, MN 55440    Operations

Ronald E. Newton         Group Vice President-       None
319 Southbridge St.      Rhode Island/Central
Auburn, MA  01501        Massachusetts

Thomas V. Nicolosi       Group Vice President-       None
Suite 220                New York Metro Area
500 Mamaroneck Avenue
Harrison, NY  10528

James R. Palmer          Vice President-             None
IDS Tower 10             Taxes
Minneapolis, MN 55440
PAGE 51
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Carla P. Pavone          Vice President-             None
IDS Tower 10             Specialty Service Teams
Minneapolis, MN  55440   and Emerging Business

Susan B. Plimpton        Vice President-             None
IDS Tower 10             Segmentation Development
Minneapolis, MN 55440    and Support

Larry M. Post            Group Vice President-       None
One Tower Bridge         Philadelphia Metro
100 Front Street 8th Fl
West Conshohocken, PA  19428

Ronald W. Powell         Vice President and          None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

James M. Punch           Vice President-             None
IDS Tower 10             Geographical Service
Minneapolis, MN 55440    Teams

Frederick C. Quirsfeld   Vice President-Taxable      None
IDS Tower 10             Mutual Fund Investments
Minneapolis, MN 55440

R. Daniel Richardson     Group Vice President-       None
Suite 800                Southern Texas
Arboretum Plaza One
9442 Capital of Texas Hwy N.
Austin, TX  78759

Roger B. Rogos           Group Vice President-       None
One Sarasota Tower       Western Florida
Suite 700
Two N. Tamiami Trail
Sarasota, FL  34236

ReBecca K. Roloff        Vice President-1994         None
IDS Tower 10             Program Director
Minneapolis, MN  55440

Stephen W. Roszell       Vice President-             None
IDS Tower 10             Advisory Institutional
Minneapolis, MN  55440   Marketing

Max G. Roth              Group Vice President-       None
Suite 201 S IDS Ctr      Wisconsin/Upper Michigan
1400 Lombardi Avenue
Green Bay, WI  54304

PAGE 52
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Robert A. Rudell         Vice President-             None
IDS Tower 10             American Express
Minneapolis, MN 55440    Institutional Retirement
                         Services

John P. Ryan             Vice President and          None
IDS Tower 10             General Auditor
Minneapolis, MN 55440

Erven Samsel             Director and Senior         None
45 Braintree Hill Park   Vice President-
Suite 402                Field Management
Braintree, MA  02184

Russell L. Scalfano      Group Vice President-       None
Suite 201                Illinois/Indiana/Kentucky
101 Plaza East Blvd.
Evansville, IN  47715

William G. Scholz        Group Vice President-       None
Suite 205                Arizona/Las Vegas
7333 E Doubletree Ranch Rd
Scottsdale, AZ  85258

Stuart A. Sedlacek       Vice President-             Chairman and
IDS Tower 10             Assured Assets              President
Minneapolis, MN  55440

Donald K. Shanks         Vice President-             None
IDS Tower 10             Property Casualty
Minneapolis, MN  55440

F. Dale Simmons          Vice President-Senior       None
IDS Tower 10             Portfolio Manager,
Minneapolis, MN 55440    Insurance Investments

Judy P. Skoglund         Vice President-             None
IDS Tower 10             Human Resources and
Minneapolis, MN  55440   Organization Development

Julian W. Sloter         Group Vice Presidnet-       None
Ste 1700 Orlando FinCtr  Orlando/Jacksonville
800 North Magnolia Ave.
Orlando, FL  32803

Ben C. Smith             Vice President-             None
IDS Tower 10             Workplace Marketing
Minneapolis, MN  55440

PAGE 53
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

William A. Smith         Vice President and          None
IDS Tower 10             Controller-Private
Minneapolis, MN 55440    Client Group

James B. Solberg         Group Vice President-       None
466 Westdale Mall        Eastern Iowa Area
Cedar Rapids, IA  52404

Bridget Sperl            Vice President-             None
IDS Tower 10             Human Resources
Minneapolis, MN 55440    Management Services

Paul J. Stanislaw        Group Vice President-       None
Suite 1100               Southern California
Two Park Plaza
Irvine, CA  92714

Lois A. Stilwell         Group Vice President-       None
Suite 433                Outstate Minnesota Area/
9900 East Bren Road      North Dakota/Western Wisconsin
Minnetonka, MN  55343

William A. Stoltzmann    Vice President and          None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

James J. Strauss         Vice President-             None
IDS Tower 10             Corporate Planning
Minneapolis, MN 55440    and Analysis

Jeffrey J. Stremcha      Vice President-Information  None
IDS Tower 10             Resource Management/ISD
Minneapolis, MN  55440

Neil G. Taylor           Group Vice President-       None
Suite 425                Seattle/Tacoma
101 Elliott Avenue West
Seattle, WA  98119

John R. Thomas           Senior Vice President-      None
IDS Tower 10             Information and
Minneapolis, MN 55440    Technology

Melinda S. Urion         Senior Vice President       None
IDS Tower 10             and Chief Financial
Minneapolis, MN 55440    Officer

Peter S. Velardi         Group Vice President-       None
Suite 180                Atlanta/Birmingham
1200 Ashwood Parkway
Atlanta, GA  30338
PAGE 54
Item 29(b). As to each director, officer or partner of the principal underwriter (American Express Financial Advisors):
(cont'd)

                                                     Positions and
Name and Principal       Position and Offices        Offices with
Business Address         with Underwriter            Registrant

Charles F. Wachendorfer  Group Vice President-       None
Suite 100                Denver/Salt Lake City/
Stanford Plaza II        Albuquerque
7979 East Tufts Ave Pkwy
Denver, CO  80237

Wesley W. Wadman         Vice President-             None
IDS Tower 10             Senior Portfolio
Minneapolis, MN 55440    Manager

Norman Weaver Jr.        Senior Vice President-      None
1010 Main St Suite 2B    Field Management
Huntington Beach, CA  92648

Michael L. Weiner        Vice President-             None
IDS Tower 10             Corporate Tax
Minneapolis, MN 55440    Operations

James M. Weiss           Vice President-Senior
IDS Tower 10             Portfolio Manager
Minneapolis, MN  55440

Lawrence J. Welte        Vice President-             None
IDS Tower 10             Investment Administration
Minneapolis, MN  55440

Jeffry M. Welter         Vice President-             None
IDS Tower 10             Equity and Fixed Income
Minneapolis, MN  55440   Trading

William N. Westhoff      Senior Vice President and   None
IDS Tower 10             Global Chief Investment
Minneapolis, MN  55440   Officer

Thomas L. White          Group Vice President-       None
Suite 200                Cleveland Metro
28601 Chagrin Blvd.
Woodmere, OH  44122

Eric S. Williams         Group Vice President-       None
Suite 250                Virginia
3951 Westerre Parkway
Richmond, VA  23233

Edwin M. Wistrand        Vice President and          None
IDS Tower 10             Assistant General
Minneapolis, MN 55440    Counsel

Michael R. Woodward      Senior Vice President-      None
32 Ellicott St Ste 100   Field Management
Batavia, NY  14020
PAGE 55
Item 30.  Location of Accounts and Records

          American Centurion Life Assurance Company
          20 Madison Avenue Extension
          Albany, NY 12203

Item 31.  Management Services

          Not Applicable

Item 32.  Undertakings

     (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contract may be accepted;

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card of similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

PAGE 56
                            SIGNATURES

As required by the Securities Act of 1933 and the Investment
Company Act of 1940, American Centurion Life Assurance Company, on behalf of the Registrant has duly caused this Registration
Statement to be signed on its behalf in the City of Minneapolis, and State of Minnesota, on the ____ day of January, 1996.


                      ACL VARIABLE ANNUITY ACCOUNT 1
                               (Registrant)

                      By American Centurion Life Assurance Company
                                          (Sponsor)

                      By /s/ Stuart A. Sedlacek*
                             Stuart A. Sedlacek
                             Chairman and President


As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities indicated on the ____ day of January, 1996.

Signature                               Title

/s/ Stuart A. Sedlacek*                 Director, Chairman and
    Stuart A. Sedlacek                  President

/s/ Jay C. Hatlestad*                   Director, Vice President
    Jay C. Hatlestad                    and Controller

/s/ Robert C. Auriema*                  Director
    Robert C. Auriema

/s/ Alan R. Dakay*                      Director
    Alan R. Dakay

/s/ Clarence E. Galston*                Director
    Clarence E. Galston

/s/ Robert A. Hatton*                   Director
    Robert A. Hatton

/s/ William J. Heron Jr.*               Director
    William J. Heron Jr.

/s/ Richard W. Kling*                   Director
    Richard W. Kling

/s/ Ryan R. Larson*                     Director
    Ryan R. Larson

/s/ Herbert W. Marache*                 Director
    Herbert W. Marache

PAGE 57
Signature                               Title

/s/ Kenneth W. Larson*                  Director
    Kenneth W. Larson

/s/ Doretta Rinaldi                     Director
    Doretta Rinaldi

/s/ Anne L. Segal*                      Director
    Anne L. Segal

/s/ Guerdon D. Smith*                   Director
    Guerdon D. Smith


*Signed pursuant to Power of Attorney, filed electronically herewith.



______________________________
Mary Ellyn Minenko

PAGE 58
CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Cross-reference sheet.

Part A.

     The prospectus.

Part B.

     Statement of Additional Information.

Part C.

     Other Information.

     The signatures.

Exhibits.